# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baker Hughes Company, CIK 0001701605
CUSIP: 05722G100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 575 N. Dairy Ashford Rd., Suite 100, Houston, Texas (TX), 77079-1121
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 90,038,367; shared voting power 508,109; sole dispositive power 101,765,561; shared dispositive power 766,715; aggregate amount beneficially owned 102,556,615 (10.3% of the class)

## Item 1. Issuer
Name of issuer: Baker Hughes Company
Address of issuer's principal executive offices: 575 N. Dairy Ashford Rd. Suite 100 Houston TX 77079-1121

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 383 Madison Avenue, New York, NY 10179
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 102556615
Percent of class: 10.3
Sole power to vote or to direct the vote: 90038367
Shared power to vote or to direct the vote: 508109
Sole power to dispose or to direct the disposition: 101765561
Shared power to dispose or to direct the disposition: 766715

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Chase Bank, National Association;
JPMorgan Asset Management (Asia Pacific) Limited;
JPMorgan Asset Management (UK) Limited;
J.P. MORGAN SE;
J.P. Morgan (Suisse) SA;
JPMorgan Asset Management Holdings Inc.;
J.P. Morgan Investment Management Inc.;
JPMorgan Asset Management (Taiwan) Limited;
JPMorgan Asset Management (Japan) Limited;
JPMorgan Asset Management (China) Company Limited;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (05/05/2025)